

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Man Tak Lau
Director and Chairman of the Board of Directors
Linkers Industries Ltd
Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL
Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

> **Re: Linkers Industries Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted October 26, 2023**
> **CIK 1972074**

Dear Man Tak Lau:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Form 1 submitted October 26, 2023

General

1.   We note your response to prior comment 2. Please tell us how, going forward, the company would determine whether more than 50 percent of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. See Securities Act Rule 405 and Exchange Act Rule 3b-4; Securities Act Rules Compliance and Disclosure Interpretation 203.17.

Use of Proceeds, page 39

2.   We note your response to prior comment 4. Please additionally revise your disclosure, here and throughout the registration statement, to include where you are in the acquisition process, such as whether any understandings or agreements exist between you and any target company or joint venture partner.

Diversified Customer Base, page 60

3.   We note your response to prior comment 6. Please specifically identify the "key customers who are renowned global brand name manufacturers and OEMs" described in this section.

Board of Directors, page 84

4.   We note your response to prior comment 8. Please amend your disclosure prior to effectiveness, with the identities of all independent directors.

   Please contact Andi Carpenter at 202-551-3645 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Manufacturing

cc: Lawrence Venick